Filed by Robbins & Myers, Inc. (File No.: 1-13651)
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: T-3 Energy Services, Inc. (File No: 0-19580)

DATE:	October 6, 2010

TO:	All Robbins & Myers’ Employees
This morning, we announced that we have reached an agreement to acquire T-3 Energy Services, a company which manufactures and repairs products used in the drilling and completion of new oil and gas wells, the workover of existing wells, and the production and transportation of oil and gas. This acquisition will significantly expand our energy business within the Fluid Management Group. We are confident it will create a stronger strategic platform to support our future growth and expansion.
T-3 Energy is an ideal fit for our company and will generate greater opportunity for our employees and business. Their product and service offerings are complementary to our own, and it has an established presence in markets that are important to us. While we share a number of similarities in terms of our business models and close customer focus, there is very little overlap in our product and service offerings and virtually no operational overlap. Accordingly, we expect little disruption as we integrate T-3 into Robbins & Myers. Our headquarters will remain in Dayton and our leadership team will remain the same.
Certain conditions, such as stockholder and regulatory approvals, must be met before this acquisition is completed. Until then, both companies must continue to operate independently. You should not contact anyone at T-3 regarding this merger during this interim period. Business should proceed as usual. Your focus should remain on providing our customers with the same high quality of products and services, and in the same manner, as we do today. We expect the transaction to be completed towards the end of the calendar year, or early in 2011.
We know many of you will be excited about this business combination and the new opportunities available as we strengthen our presence in oilfield services. During the interim period until closing, we need to push forward with R&M’s business initiatives in the fiscal 2011 plan. Our goal will be to keep everyone informed as we proceed towards a successful completion of this transaction.
You can learn more about the details of the T-3 acquisition in the press release, which has been posted with some additional materials on our web site and employee intranet. I hope you will agree that today’s announcement is great news for Robbins & Myers’ employees, customers and stockholders alike.
Sincerely,
Peter C. Wallace
President & CEO

Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of T-3 Energy Services, Inc. (T-3) as a subsidiary of Robbins & Myers, Inc. (R&M) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of R&M or the stockholders of T-3 to approve the merger; satisfaction of the conditions to the closing of the merger (including the receipt of regulatory approvals; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to integration of T-3’s businesses and operations; delays, costs and difficulties relating to the proposed merger; the inability to or delay in obtaining cost savings and synergies from the merger; inability to retain key personnel; changes in the demand for or price of oil and/or natural gas, which has been significantly impacted by the worldwide recession and the worldwide financial and credit crisis; a significant decline in capital expenditures; the ability to realize the benefits of restructuring programs; increases in competition; changes in the availability and cost of raw materials; foreign exchange rate fluctuations as well as economic or political instability in international markets and performance in hyperinflationary environments, such as Venezuela; work stoppages related to union negotiations; customer order cancellations; the possibility of product liability lawsuits that could harm our businesses; events or circumstances which result in an impairment of, or valuation against, assets; the potential impact of U.S. and foreign legislation, government regulations, and other governmental action, including those relating to export and import of products and materials, and changes in the interpretation and application of such laws and regulations; the outcome of audit, compliance, administrative or investigatory reviews; proposed changes in U.S. tax law which could impact our future tax expense and cash flow; decline in the market value of our pension plan investment portfolios; and other important risk factors discussed more fully in R&M’s and T-3’s reports on Form 10-K for the years ended August 31, 2009 and December 31, 2009, respectively; their respective recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; their joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (SEC); and other reports filed by them from time to time with the SEC. Neither R&M nor T-3 undertakes any obligation to revise or update publicly any forward-looking statements for any reason.
Additional Information
In connection with the proposed merger, R&M and T-3 intend to file documents relating to the merger with the SEC, including a registration statement of R&M, which will include a joint proxy statement of R&M and T-3. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT R&M, T-3 AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when they are available) and other documents containing information about R&M and T-3, without charge, at the SEC’s web site at www.sec.gov. Copies of R&M’s SEC filings also may be obtained for free by directing a request to Robbins & Myers, Inc., 51 Plum Street, Suite 260, Dayton, Ohio 45440, +1-(937) 458-6600. Copies of T-3’s SEC filings also may be obtained for free by directing a request to T-3 Energy Services, Inc., 7135 Ardmore, Houston, Texas 77054, +1-(713) 996-4110.
Participants in the Solicitation
R&M and T-3 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the proposed merger. Information about these persons can be found in R&M’s Annual Report on Form 10-K for its fiscal year ended August 31, 2009, as filed with the SEC on October 26, 2009, R&M’s proxy statement relating to its 2010 Annual Meeting of Shareholders, as filed with the SEC on December 4, 2009, T-3’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 30, 2010, and T-3’s Current Report on
Form 8-K filed with the SEC on June 16, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information about the special interests of these persons in the proposed merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed merger.